Exhibit 1

For Immediate Release

POINTER PROVIDES UPDATE WITH REGARD TO
DISTRIBUTION OF ITS HOLDINGS IN SHAGRIR TO
SHAREHOLDERS

Rosh HaAyin, Israel June 30, 2015. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR) – a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today, further to its announcement of January 2, 2015, that due to regulatory requirements, the listing of the shares of its subsidiary, Shagrir Group Vehicle Services Ltd. ("Shagrir"), has been postponed and Pointer now anticipates that the distribution of the Shagrir shares as a dividend-in-kind and the listing of those shares on the Tel Aviv Stock Exchange will take place based on the annual financial statements for the period ending December 31, 2015, which are due to be reported in early 2016.

Pointer also announced that in connection with the internal restructuring that was announced on January 2, 2015, in anticipation of the proposed spin-off of Shagrir, Pointer determined that its holdings in Car2Go Ltd., a subsidiary of Pointer, will be transferred to Shagrir. Accordingly, as of July 1, 2015 all of Pointer's holdings in Car2Go Ltd. and all rights and obligations related thereto shall be transferred to Shagrir.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more.

Pointer Telocation's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com